July 28, 2016

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Northwest Natural Gas Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-15973

Dear Mr. Allegretto:

As discussed on our call with you on July 14, 2016, we have prepared the following materiality assessment comparing the accounting for our investment in gas reserves under our amended agreement with Jonah Energy under ASC 932, Extractive Activities - Oil and Gas, to our current accounting under ASC 980, Regulated Operations. As you are aware, our investment in these reserves is part of a program approved by the Oregon Public Utility Commission (“OPUC”) to hedge the cost of natural gas for our customers. The intent of the program is to protect ratepayers from commodity price risk. We continue to believe our investment falls under the accounting guidance in ASC 980. The following assessment demonstrates the differences that would result from a change in accounting method are not material to the Company’s financial position, results of operations, cash flows, and disclosures for any quarter or annual periods presented. For purposes of this assessment we have assumed the full cost method of accounting for the reserves under ASC 932. Below we have provided a quantitative analysis for 2015:

Balance Sheet
In thousands
	As Reported	ASC 932 Difference		Change
	12/31/2015		12/31/2015%
Assets:
Current Assets:
Accounts Receivable	68,228	1,015	69,243	1%
Regulatory Assets	69,178	(1,015)	68,163	(1)%
Gas Reserves	17,094	(1,295)	15,799	(8)%
Total Current Assets	332,063	(1,295)	330,768	—%

Non-current Assets:
Property, Plant, and Equipment	3,089,380	11,067	3,100,447	—%
Less: Accumulated Amortization	906,717	2,205	908,922	—%
Total Property, Plant, and Equipment	2,182,663	8,862	2,191,525	—%
Gas Reserves	114,552	(7,567)	106,985	(7)%
Total non-current assets	2,744,629	1,295	2,745,924	—%
Total assets	3,076,692	—	3,076,692	—%

Consolidated Statement of Comprehensive Income
In thousands
	As Reported	ASC 932 Difference		Change
	12/31/2015		12/31/2015%

Operating Revenues	723,791	2,311	726,102	—%

Operating Expenses:
Cost of Gas	327,305	159	327,464	—%
Operations and Maintenance	157,521	562	158,083	—%
Depreciation and Amortization	80,923	1,590	82,513	2%
Total Operating Expenses	599,543	2,311	601,854	—%
Income from Operations	124,248	—	124,248	—%
Net income	53,703	—	53,703	—%
The quantitative summary above demonstrates the difference in accounting for this investment under ASC 932 for 2015 is immaterial. There is no impact on income from operations and a 2 percent or less impact on any gross line item in the income statement. The largest impact on the balance sheet would be on the current and non-current gas reserves investment balances, with less than 2 percent impact on any other line item. Further, there would be less than 1 percent impact on total current assets and total non-current assets and no impact on deferred taxes for any period presented. These impacts are quantitatively immaterial to the consolidated balance sheet and the consolidated statement of comprehensive income. In addition, we note there is no impact on operating, investing, or financing cash flows.
Further, the difference in accounting between ASC 980 and ASC 932 on our 2014 results is not material. There were only two quarters of activity under the amended agreement in 2014, and as such, the income statement impacts are less than those in 2015 and, therefore, immaterial; the balance sheet impacts were consistent with those in 2015, which we believe are not material.
Along with the quantitative analyses above, we have evaluated the qualitative materiality considerations. Presentation under ASC 932 does not change earnings trends, impact our debt covenants, and does not impact our segment reporting. We have provided disclosure in the notes to the financial statements describing our regulatory mechanisms for recovery as well as the net proved reserve balances and related deferred taxes. We do not believe that additional information provided under ASC 932 would provide meaningful information to our investors about our investment made in these gas reserves that is not already provided.
As we indicated in our previous letter, we also performed the significance tests under ASC 932-235-50-20 as well as the additional significance tests under S-K disclosure requirements and concluded these investments are not significant and additional disclosures are not required. As such, we do not believe there would be any material additional disclosures required if the investment were accounted for under ASC 932.
We also considered other aspects of the accounting for this investment under ASC 932, noting one additional consideration. ASC 932 guidance requires a ceiling test to be performed for reserves accounted for under the full cost method. We have performed the ceiling test analysis for the purpose of evaluating the differences in accounting between ASC 980 and ASC 932 and determined our investment in gas reserves would not require a ceiling test adjustment as of either December 31, 2015 or December 31, 2014. Overall, we continue to account for our investment in our post carry wells as a regulatory investment under ASC 980. The above presentation demonstrates the immaterial nature of the difference in presentation of this investment under ASC 932.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL GAS COMPANY
By:	/s/ Gregory C. Hazelton
Gregory C. Hazelton
Senior Vice President, Chief Financial Officer and
Treasurer

cc:        Robyn Manuel, Staff Accountant
Shawn Filippi, Vice President, Chief Compliance Officer and Corporate Secretary
John T. Hood, Morgan, Lewis & Bockius LLP
Roger Mills, PricewaterhouseCoopers LLP